March 6, 2012

Mr. John Cash, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-5546

Re:  Ethan Allen Interiors Inc.
Form 10-K for the fiscal year ended June 30, 2011
File No. 1-11692

Dear Mr. Cash:

This letter is to confirm our discussion on March 5, 2012 and your agreement to extend to March 19, 2012 our deadline for responding to your letter dated February 28, 2012 regarding comments on our 10-K for our fiscal year ended June 30, 2011.

Sincerely,

/s/ David R. Callen

David R. Callen
Vice President Finance & Treasurer

cc:           Pamela A. Banks
Carol W. Sherman, Esq.